ConocoPhillips 925 N. Eldridge Parkway Houston, Texas 77079

March 29, 2022

VIA EDGAR

Mr. Arthur Tornabene-Zalas

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ConocoPhillips Registration Statement on Form S-4; File No. 333-262829 Withdrawal of Request for Acceleration

Dear Mr. Tornabene-Zalas:

Reference is made to the letter of ConocoPhillips, filed as correspondence via EDGAR on March 28, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for March 30, 2022, at 4:00 p.m. New York City time, in accordance with Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[SIGNATURE PAGE FOLLOWS]

CONOCOPHILLIPS

By:	/s/Andrew M. O’Brien
Name:	Andrew M. O’Brien
Title:	Vice President and Treasurer

cc:	Zachary S. Podolsky, Wachtell, Lipton, Rosen & Katz
Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz

[Signature Page to Withdrawal of SEC Acceleration Request]